UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ECOPETROL ADOPTS MEASURES TO GUARANTEE THE ADEQUATE REPRESENTATION OF SHAREHOLDERS AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

In accordance with Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) (“Ecopetrol” or the “Company”) approved the following measures to guarantee the adequate representation of the Shareholders at the Extraordinary Shareholders’ Meeting to be held on Friday, September 4th, 2015 due to the resignation of the Director Gonzalo Restrepo López and the election of his replacement:

1.	Ordered the Company’s management to inform shareholders of their right to be represented at the Shareholders’ Meeting through a proxy and the legal requirements that those proxies must satisfy.

2.	Instructed the Company’s employees to participate in reviewing shareholder proxies and not to accept proxies that do not comply with the requirements established by Colombian law.

3.	Instructed the Company’s management to inform the Company’s managers and employees that they may not recommend to shareholders that they vote on certain way about any specific item.

4.	Instructed the Company’s management to inform the Company’s managers and employees not to suggest, coordinate, or agree with shareholders on the submission of shareholder proposals during the Shareholders’ Meeting.

5.	Instructed the Company’s management to inform the Company’s managers and employees not to suggest, coordinate or agree with shareholders voting in favor or against any given shareholder proposal presented at the Shareholders’ Meeting.

6.	Instructed the Company’s management to inform Shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the company’s management.

7.	Instructed the Company’s managers to adopt all measures necessary to ensure that the Company’s employees act in neutrally when interacting with shareholders.

8.	Appointed the Secretary General of Ecopetrol as the person responsible for verifying adequate compliance with these measures.

9.	Appointed the Legal Vice-Presidency as the internal division responsible for reviewing shareholders’ proxies.

The measures listed above adopted by the Board of Directors of Ecopetrol were made public to the general market by the Chairman of the Board of Directors (acting through the Superintendent for Issuers) prior to the Shareholders’ Meeting.

Bogota, August 18, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (a)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Maria Fernanda Suarez
	Name:	Maria Fernanda Suarez
	Title:	Chief Financial Officer

Date: August 18, 2015